I am Like You Film, LLC
A New York Limited Liability Company

Financial Statements (Unaudited)

December 31, 2018 and 2017

I AM LIKE YOU FILM, LLC

TABLE OF CONTENTS

I AM LIKE YOU FILM, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current liabilities:		
Bank overdrafts	$ 12	$ 11
Loans payable - related party	11,546	5,718
Total current liabilities	11,558	5,729
Total liabilities	11,558	5,729
Member's equity/(deficit):	(11,558)	(5,729)
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$ -	$ -

I AM LIKE YOU FILM, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenue	$ -	$ -
Cost of net revenue	-	-
Gross profit/(loss)	-	-
Operating expenses:		
General & administrative	6,339	1,342
Sales & marketing	-	3,012
Total operating expenses	6,339	4,354
Loss from operations	(6,339)	(4,354)
Net loss	$ (6,339)	$ (4,354)

I AM LIKE YOU FILM, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Total Member's Equity (Deficit)
Balance at December 31, 2016	$ (1,375)
Net loss	(4,354)
Balance at December 31, 2017	$ (5,729)
Contributions	510
Net loss	(6,339)
Balance at December 31, 2018	$ (11,558)

I AM LIKE YOU FILM, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net loss	$ (6,339)	$ (4,354)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilities:		
Increase in bank overdrafts	1	3
Net Cash Used in Operating Activities	(6,338)	(4,351)
Cash Flows From Financing Activities		
Proceeds from member contributions	510	-
Proceeds from loans payable to related parties	5,828	4,351
Net Cash Provided by Financing Activities	6,338	4,351
Net Change in Cash	-	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ -	$ -

NOTE 1: NATURE OF OPERATIONS

I am Like You Film, LLC (the "Company"), is a limited liability company organized under the laws of the state of New York on March 4, 2016 for the purpose of developing, producing, and distributing one or more films.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, has not generated revenues or profits since inception, and lacks liquid assets to satisfy its obligations. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Bank Overdrafts

The Company reports bank overdrafts as current liabilities on the balance sheet. Bank overdrafts were $12 and $11 as of December 31, 2018 and 2017, respectively, and consisted entirely of unpaid bank fees.

Revenue Recognition

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 926-605 – *"Entertainment – Films, Revenue Recognition"*, the Company recognizes revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

(1) persuasive evidence of a sale or licensing arrangement with a customer exists;

(2) the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery;

(3) the license period of the arrangement has begun, and the customer can begin exploitation, exhibition, or sale;

(4) the arrangement fee is fixed and determinable, and

(5) collection is reasonably assured.

No revenue has been earned or recognized as of December 31, 2018 or 2017.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $0 and $3,012 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company is a New York limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBER'S EQUITY

As of December 31, 2018 and 2017, all limited liability company interests in the Company were owned by the sole member of the Company ("Member"). All profits and losses of the Company are allocated to the Member. The amounts and timing of distributions of available cash are determined by and distributed to the Member as determined necessary by the Member.

The Company is managed and operated exclusively by the Member, and the Member has complete, unrestricted authority and right to act on behalf of the Company in connection with any matter. The Company's operating agreement dated March 5, 2016 (1) restricts the Member from withdrawing or resigning from the Company prior to its dissolution or windup, and (2) entitles the Member to admit additional members to the Company.

Capital contributions to the Company were $510 and $0 during the years ended December 31, 2018 or 2017, respectively. Member's equity as of December 31, 2018 and 2017 consisted majorly of accumulated deficits of $11,558 and $5,729, respectively, resulting from net losses its net losses to date.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Loans Payable – Related Party

The Company had loans payable to two related party individuals, the Member and an affiliate of the Member, together totaling $11,546 and $5,718 as of December 31, 2018 and 2017, respectively. The loans payable amounts as of both December 31, 2018 and 2017 represent cash loaned to the Company outside of a formal agreement, and without interest or repayment terms. There was no interest expense related to the loans for the periods ended December 31, 2018 or 2017.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "*Revenue from Contracts with Customers*", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017 for public business entities, and to fiscal years beginning after December 15, 2018 for most other entities, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this standard effective January 1, 2018.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through August 15, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.